UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sono Group N.V.
(Name of Issuer)

Common Shares, par value of €0.06 per share
(Title of Class of Securities)

N81409109
(CUSIP Number)

May 11, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N81409109	13G

1.	Names of Reporting Persons Marita Hansen
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. [_] b. [_]
3.	SEC Use Only
4.	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,929,580
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,929,580
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,929,580
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [_]
11.	Percent of Class Represented By Amount in Row (9) 4.65%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. N81409109	13G

Item 1(a).	Name of Issuer:

Sono Group N.V.

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

Waldmeisterstraße 76 80935 Munich Germany

Item 2(a).	Name of Person Filing
Marita Hansen

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Marita Hansen, Panoramastr. 9, 82266 Inning am Ammersee, Germany

Item 2(c).	Citizenship:

Federal Republic of Germany

Item 2(d).	Title of Class of Securities:

Common shares, par value of €0.06 per share

The Issuer’s shares consist of common shares and high voting shares. Each holder of common shares is entitled to one vote per common share and each holder of high voting shares is entitled to twenty-five votes per high voting share on all matters submitted to them for vote. High voting shares are convertible at any time by the holder thereof into common shares on a one-for-one basis. Common shares are not convertible into high voting shares under any circumstances.

Item 2(e).	CUSIP Number:
N81409109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	[_] Broker or dealer registered under Section 15 of the Act.
b.	[_] Bank as defined in Section 3(a)(6) of the Act.
c.	[_] Insurance company as defined in Section 3(a)(19) of the Act.
d.	[_] Investment company registered under Section 8 of the Investment Company Act of 1940.
e.	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
f.	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

CUSIP No. N81409109	13G

g.	[_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
h.	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
i.	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
j.	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership:

Please see Items 5 - 9 and 11 on the cover sheet.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 01, 2022

/s/ Marita Hansen